Exhibit 99.1

RADCOM Reports Fourth Quarter and Full Year 2017 Financial Results

- Q4 Revenues up 32% Year-Over-Year to $10.6 million

- 2017 full year Revenues up 26% Year-Over-Year to a record of $37.2 million

- Cash, cash equivalents and short-term bank deposits of $62.6 million and No Debt

TEL AVIV, Israel, Feb. 13, 2018 /PRNewswire/ — RADCOM Ltd. (NASDAQ: RDCM), today reported its financial results for the fourth quarter and fiscal year ended December 31, 2017.

“We were very pleased with our fourth quarter results, which marked a strong end to the year. In 2017, we successfully executed our growth strategy and extended our leadership position in NFV with the signing of another top-tier carrier,” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “We entered 2018 with a strong pipeline of opportunities with other leading global carriers as our hybrid approach of enabling a path to NFV, and future proofing purchasing decisions, continues to resonate with customers. Our 2018 revenue guidance of $43-$47 million reflects the ongoing momentum we see in our business.”

Fourth Quarter 2017 Financial Highlights:

●	Revenues: Total revenues for the fourth quarter were $10.6 million, up 32% compared to $8.0 million in the fourth quarter of 2016.

●	Net Income: GAAP net income for the period was $2.3 million, or $0.17 per diluted share, compared to a GAAP net loss of $0.7 million, or $0.06 loss per diluted share for the fourth quarter of 2016.

●	Non-GAAP Net Income: Non-GAAP net income for the period was $2.7 million, or $0.21 per diluted share, compared to non-GAAP net income of $0.4 million, or $0.04 per diluted share for the fourth quarter of 2016.

Both GAAP and non-GAAP results for the fourth quarter of 2017 included a $1.1 million, or $0.08 per diluted share, benefit related to grants from the Israel Innovation Authority (formerly Office of the Chief Scientist), compared to $552,000, or $0.05 per diluted share, in the fourth quarter of 2016.

●	Balance sheet: As of December 31, 2017, the Company had cash, cash equivalents and short-term bank deposits of $ 62.6 million and no debt.

Full Year 2017 Financial Highlights:

●	Revenues: Total revenues for the full year 2017 were $37.2 million, up 26% compared to $29.5 million in the full year 2016.

●	Net Income: GAAP net income for the full year 2017 was $2.9 million, or $0.23 per diluted share, compared to $1.9 million, or $0.18 per diluted share for the full year 2016.

●	Non-GAAP Net Income: Non-GAAP net income for the period was $5.1 million, or $0.41 per diluted share, compared to non-GAAP net income of $4.8 million, or $0.44 per diluted share for the full year 2016.

Both GAAP and non-GAAP results for the full year 2017 included a $1.6 million, or $0.13 per diluted share, benefit related to grants from the Israel Innovation Authority (formerly Office of the Chief Scientist), compared to $1.7 million, or $0.16 per diluted share, in 2016.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Time (15:00 Israel Time) to discuss the results and to answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from February 14, 2018, on RADCOM’s website.

About RADCOM

RADCOM (NASDAQ: RDCM) is the leading expert in probe-based SDN/NFV service assurance for telecom operators. Providing a critical first step in an operator’s NFV transformation, RADCOM’s cloud-native software - MaveriQ - delivers end-to-end network visibility and customer insights across virtual and hybrid networks to ensure end-to-end service quality and customer satisfaction. With an automated, cost-efficient, on-demand solution RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718 and non-cash write-off of importation taxes, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its revenue guidance for 2018, pipeline and expected new projects with new and future customers for the Company as well as maintaining its leadership position in the market it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

2

RADCOM LTD.

Consolidated Statements of Operations

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
Revenues	$10,631	$8,037	$37,233	$29,510
Cost of revenues	2,660	2,796	10,488	8,982
Gross profit	7,971	5,241	26,745	20,528
Research and development, gross	3,055	2,594	10,562	8,047
Less - royalty-bearing participation	1,132	552	1,599	1,693
Research and development, net	1,923	2,042	8,963	6,354
Sales and marketing, net	2,777	2,917	10,996	8,528
General and administrative	1,042	1,060	4,191	4,523
Total operating expenses	5,742	6,019	24,150	19,405
Operating income (loss)	2,229	(778)	2,595	1,123
Financial income, net	64	41	389	816
Income (loss) before taxes	2,293	(737)	2,984	1,939
Taxes on income	(35)	-	(83)	(24)
Net income (loss)	$2,258	$(737)	$2,901	$1,915
Basic net income (loss) per ordinary share	$0.17	$(0.06)	$0.24	$0.18
Diluted net income (loss) per ordinary share	$0.17	$(0.06)	$0.23	$0.18
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	13,050,849	11,548,059	12,039,176	10,406,897
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	13,339,174	11,548,059	12,351,566	10,779,547

3

RADCOM LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
GAAP gross profit	$7,971	$5,241	$26,745	$20,528
Stock-based compensation	55	37	189	118
Importation tax write-off	-	388	-	388
Non-GAAP gross profit	$8,026	$5,666	$26,934	$21,034
GAAP research and development, net	$1,923	$2,042	$8,963	$6,354
Stock-based compensation	134	231	473	625
Non-GAAP research and development, net	$1,789	$1,811	$8,490	$5,729
GAAP sales and marketing, net	$2,777	$2,917	$10,996	$8,528
Stock-based compensation	105	75	499	199
Non-GAAP sales and marketing, net	$2,672	$2,842	$10,497	$8,329
GAAP general and administrative	$1,042	$1,060	$4,191	$4,523
Stock-based compensation	196	428	1,055	1,529
Non-GAAP general and administrative	$846	$632	$3,136	$2,994
GAAP total operating expenses	$5,742	$6,019	$24,150	$19,405
Stock-based compensation	435	734	2,027	2,353
Non-GAAP total operating expenses	$5,307	$5,285	$22,123	$17,052
GAAP operating income (loss)	$2,229	$(778)	$2,595	$1,123
Stock-based compensation	490	771	2,216	2,471
Importation tax write-off	-	388	-	388
Non-GAAP operating income	$2,719	$381	$4,811	$3,982
GAAP income (loss) before taxes on income	$2,293	$(737)	$2,984	$1,939
Stock-based compensation	490	771	2,216	2,471
Importation tax write-off	-	388	-	388
Non-GAAP income before taxes on income	$2,783	$422	$5,200	$4,798
GAAP net income (loss)	$2,258	$(737)	$2,901	$1,915
Stock-based compensation	490	771	2,216	2,471
Importation tax write-off	-	388	-	388
Non-GAAP net income	$2,748	$422	$5,117	$4,774
GAAP net income (loss) per diluted share	$0.17	$(0.06)	$0.23	$0.18
Stock-based compensation	0.04	0.07	0.18	0.22
Importation tax write-off	-	0.03	-	0.04
Non-GAAP net income per diluted share	$0.21	$0.04	$0.41	$0.44
Weighted average number of shares used to compute diluted net income per share	13,339,174	11,920,521	12,351,566	10,779,547

4

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	December 31, 2017	December 31, 2016

Current Assets
Cash and cash equivalents	$22,575	$42,886
Restricted bank deposits	36	32
Short-term bank deposits	40,000	-
Trade receivables, net	20,266	4,388
Inventories	1,199	623
Other receivables	2,685	1,960
Total Current Assets	86,761	49,889
Severance pay fund	3,052	2,788
Other long-term receivables	172	375
Property and equipment, net	1,924	1,516
Total Assets	$91,909	$54,568
Liabilities and Shareholders’ Equity
Current Liabilities
Trade payables	$1,828	$2,820
Deferred revenue	2,601	2,593
Employee and payroll accruals	4,062	3,541
Other payables and accrued expenses	3,428	2,081
Total Current Liabilities	11,919	11,035
Long-Term Liabilities
Deferred revenue	21	123
Accrued severance pay	3,573	3,267
Total Long-Term Liabilities	3,594	3,390
Total Liabilities	$15,513	$14,425
Shareholders’ Equity
Share capital	$628	$523
Additional paid-in capital	131,491	98,283
Accumulated other comprehensive loss	(2,520)	(2,559)
Accumulated deficit	(53,203)	(56,104)
Total Shareholders’ Equity	76,396	40,143
Total Liabilities and Shareholders’ Equity	$91,909	$54,568

For all investor enquiries, please contact:

Ran Vered
CFO
+972-77-774-5011
ranv@radcom.com

For all media enquiries, please contact:
Mark Rolston
Marketing Manager
+972-77-774-5036
markr@radcom.com

5